

June 25, 2009

<u>Via U.S. Mail and Fax (832) 615-8602</u>

Mr. Keith E. St. Clair
Chief Financial Officer
Buckeye Partners, L.P.
Five TEK Park
9900 Hamilton Boulevard
Breinigsville, PA 18031

> **Re:**   **Buckeye Partners, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 2, 2009**
>
> **Form 10-Q for the Quarterly Period Ended March 31, 2009**
> **Filed May 6, 2009**
> **File No. 1-09356**

Dear Mr. St. Clair:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

/s/ Chris White

Chris White
Branch Chief